For the fiscal year ended (a) December 31, 1996
File number:  811-2992

                                  SUB-ITEM 77J

Reclassification of Capital Accounts

Prudential National Municipals Fund, Inc. Accounts and reports for distribution to shareholders in accordance with Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. For the year ended December 31, 1996, the effect of applying this statement was to increase undistributed net investment income and increase accumulated realized losses by $172,764. This was due to the sale of securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by this change.